SEC EDGAR Submission Header Summary

Submission Type	8-K
Exchange	NONE
Sub Filer Id	0000840715
Sub Filer Ccc	xxxxxxxx
Contact Name	Ann Dartnell
Contact Phone Number	801-303-3597
Item Ids	1.01
Reporting Period	08-29-2006
Global Enclosed File Count	2

Documents

8-K	form8-kdated08282006.htm
	Form 8-K dated 08/29/2006 ClearOne to Sell Document Camera Operations
8-K	form8-kdated08292006.pdf
	Form 8-K dated 08/29/2006 ClearOne to Sell Document Camera Operations

Module and Segment References

SEC EDGAR XFDL Submission Header

```
<XFDL version="5.0.0">
  <page sid="PAGE1">
    <combobox sid="SubTable_submissionType_">
      <value>8-K</value>
    </combobox>
    <check sid="SubFlag_returnCopyFlag_">
      <value>off</value>
    </check>
    <radio sid="SubTable_live_">
      <value>on</value>
    </radio>
    <popup sid="SubSro_sroId_">
      <value>NONE</value>
    </popup>
    <field sid="SubContact_contactName_">
      <value>Ann Dartnell</value>
    </field>
    <field sid="SubContact_contactPhoneNumber_">
      <value>801-303-3597</value>
    </field>
    <field sid="SubFiler_filerId_">
      <value>0000840715</value>
    </field>
    <field sid="SubFiler_filerCcc_">
      <value>xxxxxxxx</value>
    </field>
    <field sid="SubItem_itemId_">
      <value>1.01</value>
    </field>
    <field sid="SubTable_periodOfReport_">
      <value>08-29-2006</value>
    </field>
  </page>
  <page sid="PAGE2">
    <field sid="SubGlobal_enclosedFileCount_">
      <value>2</value>
    </field>
    <field sid="SubDocument_conformedName_">
      <value>form8-kdated08282006.htm</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_">
      <value>8-K</value>
    </combobox>
    <field sid="SubDocument_description_">
      <value>Form 8-K dated 08/29/2006 ClearOne to Sell Document Camera Operations</value>
    </field>
    <data sid="data1">
      <filename>form8-kdated08282006.htm</filename>
      <mimedata>
      </mimedata>
    </data>
    <field sid="SubDocument_conformedName_2">
      <value>form8-kdated08292006.pdf</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_2">
      <value>8-K</value>
    </combobox>
    <field sid="SubDocument_description_2">
      <value>Form 8-K dated 08/29/2006 ClearOne to Sell Document Camera Operations</value>
    </field>
    <data sid="data2">
      <filename>form8-kdated08292006.pdf</filename>
      <mimedata>
      </mimedata>
    </data>
  </page>
  <page sid="PAGE3">
    <check sid="SubFlag_overrideInternetFlag_">
      <value>off</value>
    </check>
  </page>
  <page sid="PAGE4">
  </page>
  <page sid="PAGE6">
  </page>
  <page sid="PAGE7">
  </page>
```

</XFDL>

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): **August 23, 2006**

ClearOne Communications, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Utah
(State or Other Jurisdiction of Incorporation)

000-17219	**87-0398877**
(Commission File Number)	(I.R.S. employer identification number)

1825 Research Way, Salt Lake City, Utah	**84119**
(Address of principal executive offices)	(Zip Code)

(801) 975-7200
(Registrant's Telephone Number, Including Area Code)

Not applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

On August 23, 2006, ClearOne Communications, Inc. (the “Company”) entered into an Asset Purchase Agreement with Ken-A-Vision Manufacturing Company, Inc. (“KAV”), a privately held manufacturer of camera solutions for education, audio visual, research, and manufacturing applications, to sell inventory, equipment, tools, and certain intellectual property pertaining to its document and education camera product line, for approximately $700,000. KAV also agreed to assume certain warranty obligations with respect to historical Company camera product sales. The purchase price is subject to adjustment based upon the quantities of a mix of finished good inventory, as defined in the agreement, to be delivered to KAV. The sale is anticipated to close on August 30, 2006.

The foregoing summary is qualified in its entirety by reference to the Asset Purchase Agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CLEARONE COMMUNICATIONS, INC.

Date: August 29, 2006

By: /s/ Zeynep Hakimoglu
Zeynep Hakimoglu
President and Chief Executive Officer